

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 23, 2018

Jeffrey Nugent
Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

> **Re: Sientra, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2018**
> **File No. 333-222453**

Dear Mr. Nugent:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael S. Kagnoff, Esq.
       DLA Piper LLP (US)